Baird Funds, Inc.

c/o U.S. Bancorp Fund Services, LLC

615 East Michigan Street, Third Floor

Milwaukee, WI  53202

March 25, 2015

FILED VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re: Baird Funds, Inc. (the “Company”)

Request for Withdrawal of Amendments to a Registration Statement

(File Nos.: 333-40128 and 811-09997)

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Company, on behalf of the Greenhouse MicroCap Discovery Fund (the “Fund”), submits this application for withdrawal of the following Post-Effective Amendments to the Company’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
44 48 50 52	10/16/2014 12/29/2014 1/28/2015 2/27/2015	485APOS 485BXT 485BXT 485BXT	0000894189-14-004958 0000892712-14-000939 0000892712-15-000126 0000892712-15-000314

Post-Effective Amendment No. 44 was filed for the purpose of creating the Fund as a new series of the Company.  The Company also filed Post-Effective Amendment Nos. 48, 50 and 52 for the sole purpose of extending the original effective date of Post-Effective Amendment No. 44.  No securities were sold in connection with these Post-Effective Amendments, and the Company has decided not to continue with the establishment of the Fund at this time.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Company this 25th day of March, 2015.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Laura A. Bautista of Godfrey & Kahn, S.C. at (414) 287-9603.

Sincerely,

Baird Funds, Inc.

By:  /s/ Mary Ellen Stanek

Mary Ellen Stanek

President